Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 10 February 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
03/02/2020	MTA	8,701	151.7621	1,320,482.40
04/02/2020	MTA	21,547	150.5871	3,244,700.46
05/02/2020	MTA	610	149.9129	91,446.85
06/02/2020	MTA	2,390	151.5688	362,249.35
07/02/2020	MTA	5,323	152.8711	813,733.10
Total	—	38,571	151.2176	5,832,612.16

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 7 February 2020, the total invested consideration has been:

•	Euro 64,131,086.12 for No. 422,652 common shares purchased on the MTA

•	USD 2,945,229.74 (Euro 2,650,730.37*) for No. 17,613 common shares purchased on the NYSE resulting in total No. 8,837,872 common shares held in treasury as of 7 February 2020. As of the same date, the Company held 3.44% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.
To date, since 1 January 2019, the Company has purchased a total of 3,105,398 own common shares on MTA and NYSE for a total consideration of Euro 416,382,306.38.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

2